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                                                              EXHIBIT (a)(5)(iv)


                           UNITED PARCEL SERVICE, INC.

                        OFFER TO PURCHASE SHARES FOR CASH

               UP TO 100,893,277 SHARES OF CLASS A-1 COMMON STOCK

                                       AT

                                 $60 PER SHARE







                   BELGIAN ADDENDUM TO THE US OFFER DOCUMENTS









This Belgian Addendum should be read in connection with the US Offer Documents of February 4, 2000.



This Belgian Addendum is intended for Belgian shareowners to whom the Offer to Purchase for Cash is extended in compliance with Belgian law relating to public offerings.


                                     WARNING

The information contained in this Belgian Addendum does not constitute a tender offer to shareowners residing in any jurisdiction where the public communication of the tender offer would be unlawful or require government approval. In any jurisdictions outside the U.S. or Belgium where it is considered appropriate by UPS to file or obtain governmental or other approval in order to be able to proceed with the tender offer in such jurisdictions, the offer will be extended after such filing or governmental or other approval has been obtained.

1.       APPROVAL BY THE BANKING AND FINANCE COMMISSION

         This Belgian Addendum to the US Offer Documents was approved by the Belgian Commission bancaire et financiere on 21st February 2000 in accordance with Paragraph 1 of Article 29ter of Royal Decree N(degree) 185 of 9 July 1935 on banking control and legal rules governing the issuance of stocks, shares and securities, and with Article 17 of the Royal Decree of 8 November 1989 on take-overs and changes in corporate control ("the Royal Decree on Tender Offers").

         Such approval does not imply any opinion on the timeliness or merits of the Offer, nor on the value of the Offer or the financial position of the parties making it.

         The Banking and Finance Commission furthermore on 21st February 2000 noted that the US Offering Documents had been filed with the Securities and Exchange Commission and accepted without formal approval or recognition that such document be used for purposes of the extension of the Offer to Purchase for Cash to Belgian shareholders.


2. EXEMPTIONS FROM THE OBLIGATIONS RESULTING FROM THE ROYAL DECREE OF 8 NOVEMBER 1989

         In approving this Belgian Addendum to the US Offering Documents and permitting the use of the US Offering Documents as part of the extension of the Offer to Purchase for Cash to Belgian shareholders, the Banking and Finance Commission has in accordance with 15, ss.3 of the Law of 2nd March 1989 with respect to the publication of important participations in companies listed on a stock exchange and with respect to the regulation of public tender offers, granted various exemptions from the obligations resting upon the Offeror further to the Royal Decree of 8 November 1989.

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3.       TERMS AND CONDITIONS OF THE EXTENSION OF THE OFFER TO BELGIUM

         Belgian shareowners wishing to accept the offer must complete and return the relevant Letter of Transmittal contained in the information package that was forwarded to them in accordance with the instructions contained therein.

         Any Belgian shareholder who has any question with respect to the type of Letter of Transmittal to be used in his particular situation is invited to contact First Union Bank (215) 985-8569 international direct for further assistance.

         The proceeds of the purchase will be paid by check denominated in US Dollars which will be forwarded to the address listed on the Letter of Transmittal. Such check shall be in a form that permits its remittance for payment to a Belgian bank. Any costs incurred by a Belgian shareowner in cashing such check are to be borne by himself.

4.       TAX STATUS

         Under the current state of legislation in force at the time the Belgian Addendum to the US Offering Documents is issued, the following Belgian tax treatment applies to this extension of the Offer in Belgium.

         Capital gains realised by Belgian residents who are natural persons on repurchase of shares by a foreign company are in principle not considered to be taxable income further to article 21, 2(degree) of the Belgian Income Tax Code.

         The foregoing would not apply to the extent that such capital gains could be construed to be income resulting from a professional activity. This could be the case if it were to be established that the shares or the former UPS shares that were tendered as part of the Exchange Offer that took place at the end of 1999 and under which former UPS shares were exchanged against the current shares, were originally purchased under an employee share option or share purchase award scheme that did/does not benefit from any of the beneficial tax regimes that have been and/or are currently provided for under Belgian law or if it were to be established that such shares are repurchased prior to the mandatory holding periods as provided for under such tax regimes having expired.

         Nevertheless, the attention of Belgian shareowners is drawn to the fact that this information is only a summary of the applicable tax regulations and that they should consider their individual situation with their usual tax advisor.

         The attention of the Belgian shareowners is more in particular drawn to the risk referred to at page 12 of the US Offering Documents with respect to the treatment of the offer as a dividend distribution for purposes of US tax laws which could equally influence the position under Belgian tax laws. Neither the Offeror nor First Union Bank shall proceed with withholding US taxes on payments made to Belgian residents.